

February 2, 2011

Patricia Gruden
Interim Chief Executive Officer
Nuvilex, Inc.
1907 N Underwood Ct
Payson, AZ 85541

>   **Re: Nuvilex, Inc.**
>   **Item 4.02 Form 8-K**
>   **Filed January 31, 2011**
>   **File No. 333-68008**

Dear Ms. Gruden:

We have reviewed your filing and have the following comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by providing us the requested information, amending your filing or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.02

1. You state in your response dated January 31, 2011 that the restatement resulted from the recommendations by the Company's independent certified public accountants. Therefore, please amend your filing to disclose the date on which management was so advised or notified and provide a brief description of the information provided by your independent accountants. Refer to Item 4.02(b) of Form 8-K. Please explain why the date of the Form 8-K is November 30, 2010.

2. The Form 8-K was not filed within 4 business days of the date you were notified by your independent accountant that any audit report or completed interim review related to previously issued financial statements should not be relied upon.   Therefore, please confirm your understanding that this delinquency may impact your eligibility requirements for filing on Form S-3.

Patricia Gruden
Nuvilex, Inc.
February 2, 2011
Page 2

3. Please amend your filing to include an identification of the financial statements and years or periods covered that should no longer be relied upon. You disclose that the financial statements for April 30, 2009 have been restated but it also appears as though the quarterly periods ended July 31, 2009, October 31, 2009 and January 31, 2010 have also been restated. Please clarify in the filing.

4. Please amend your filing to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing pursuant to Item 4.02(b).

5. Please provide your independent accountant with a copy of your disclosures and request your independent accountants to provide you with a letter addressed to us stating whether they agree with your disclosures. Include the independent accountant's letter as an exhibit when you file your next amendment. Refer to Item 4.02(c) of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3649.

Sincerely,

Vanessa Robertson
Staff Accountant